JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

05011334

1st September 2005

SUPPL

Securities & Exchange Co.
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Jardine Strategic Holdings Limited ("JSH")
<u>Share Transaction of Person Discharging Managerial Responsibilities</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH and JSH in respect of the following share transaction of a person discharging managerial responsibilities of JMH and JSH in P T Astra International Tbk ("Astra"), a subsidiary of JMH and JSH.

Name of Individual	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Jonathan Gould	Acquisition of Astra shares	31/08/2005	400,000	IDR 10,325.00

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary